Exhibit (d)(5)

GUARANTEE

This Guarantee (the “Guarantee”) is being entered into order to induce Tetraphase Pharmaceuticals, Inc., a Delaware corporation (“Tetraphase”), to enter into that certain Agreement and Plan of Merger, dated as of June 4, 2020 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), by and among Tetraphase, Melinta Therapeutics, Inc., a Delaware corporation (“Melinta”), and Toronto Transaction Corp., a Delaware corporation and a wholly-owned subsidiary of Melinta (“Purchaser”), pursuant to which Purchaser will commence a tender offer to acquire all of Tetraphase’s outstanding shares of common stock (“Tender Offer”), and, following which the Purchaser will merge with and into Tetraphase (the “Merger”), with Tetraphase continuing as the surviving corporation and as a wholly owned subsidiary of Melinta, In consideration therefore, former equityholders of Tetraphase will receive cash and the right to receive certain consideration based on the achievement of milestones pursuant to a contingent value rights agreement, to be entered into in connection with the closing of the Tender Offer, substantially in the form attached to the Merger Agreement (the “CVR Agreement” and together with the Merger Agreement, the “Agreements”), by and between Melinta and a rights agent appointed in accordance with the terms of the Merger Agreement (the “Rights Agent”).

On the terms and subject to the conditions hereof, each of Deerfield Private Design Fund III, L.P., a Delaware limited partnership, and Deerfield Private Design Fund IV, L.P., a Delaware limited partnership (each a “Guarantor” and together, the “Guarantors”), severally and not jointly, based on the percentages set forth beneath their names below, hereby irrevocably and unconditionally guarantees all obligations of Melinta and/or the Purchaser with respect to (i) the payment of Cash Consideration (as defined in the Merger Agreement) pursuant to Section 1 of the Merger Agreement and (ii) milestone payment obligations pursuant to the CVR Agreement (such obligations arising under the CVR Agreement, the “CVR Guarantee Obligations”), whether or not existing or hereafter arising (collectively the “Melinta Undertakings”).

Each Guarantor agrees that in the event the Melinta Undertakings are extended, renewed, modified, amended or compromised in any way, whether with or without the consent of, or notice to, Guarantors, it shall not be released from its obligations hereunder as a result thereof.

Notice of acceptance of the Guarantee and of the incurring of any obligation or any default of the Melinta Undertakings, as well as demand and protest with respect to such Melinta Undertakings, are hereby waived by each Guarantor.

This Guarantee is and shall be an irrevocable, continuing, absolute and unconditional guaranty of payment and performance by Melinta and the Purchaser with respect to the Melinta Undertakings. For clarity, each Guarantor agrees that its obligations under this Guarantee are not in any way conditional or contingent upon any attempt to collect from or enforce against Melinta and/or the Purchaser all or any portion of the Melinta Undertakings or upon any other condition or contingency. The obligations of each Guarantor under this Guarantee shall not be subject to any counterclaim, setoff, deduction or defense based on any claim such Guarantor may have against Melinta or any other person or entity and, except as explicitly set forth in this Guarantee, shall remain in full force and effect without regard to, and shall not be released, suspended, abated, deferred, reduced, limited, discharged, terminated or otherwise impaired or adversely affected by any circumstance or occurrence whatsoever, other than full performance of the Melinta Undertakings, or termination or discharge of the Melinta Undertakings in accordance with the terms of the applicable Agreements.

Notwithstanding any other provision of this Guarantee, the following limitations shall apply with respect solely to the CVR Guarantee Obligations:

(i) If there is a Change of Control (as defined in the CVR Agreement) of Melinta, then each Guarantor shall be automatically released from its CVR Guaranteed Obligations at the closing of such Change of Control as long as (x) the counterparty or counterparties to the Change of Control assume all of the CVR Guaranteed

Obligations and (y) the governing Person of such Guarantor shall have determined in good faith that such counterparty or counterparties would be reasonably capable of complying with their obligations thereunder, including that such counterparty or counterparties have or would reasonably be likely to have the financial capabilities to fulfill their obligations thereunder.

(ii) If there is a Qualified Initial Public Offering of Melinta, then the Guarantors shall be automatically released from their CVR Guaranteed Obligations at the closing of such Qualified Initial Public Offering, in proportion to their percentage ownership interests in Melinta, by an aggregate percentage equal to the percentage interest of Melinta common stock issued in such Qualified Initial Public Offering. “Qualified Initial Public Offering” means Melinta’s first firm-commitment underwritten public offering of its common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, provided that such offering results in (1) aggregate gross cash proceeds to Melinta of not less than $20,000,000 in the aggregate and (2) the listing of the common stock on the New York Stock Exchange, The NASDAQ Global Market, The Nasdaq Global Select Market, The Nasdaq Capital Market or another internationally recognized stock exchange (such common stock, once so listed, being “Publicly Listed”).

(iii) If Melinta common stock is Publicly Listed and its market capitalization averages, over any 30 consecutive trading day period, more than $100,000,000, then the Guarantors shall be automatically released from their CVR Guaranteed Obligations as of the last day of such 30-day period.

(iv) If more than 20% of the outstanding voting equity of Melinta is sold to one or more third parties in a transaction that is not a Change of Control, then the Guarantors shall be automatically released from their CVR Guaranteed Obligations in proportion to their percentage ownership interests in Melinta at the closing of such sale to the extent that (x) the purchaser or purchasers agree in writing to assume a portion of the CVR Guaranteed Obligations and (y) the governing Person of each Guarantor shall have determined in good faith that such counterparty or counterparties would be reasonably capable of complying with their obligations thereunder, including that such purchaser or purchasers have or would reasonably be likely to have the financial capabilities to fulfill its obligations thereunder.

Each Guarantor represents, covenants and warrants as follows, upon which Tetraphase relies in acceptance of this Guarantee (and in executing and agreeing to perform its obligations under the Agreements): (i) Guarantor is a legal entity duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation; (ii) Guarantor has the authority to enter into this Guarantee, and has executed and delivered this Guarantee; (iii) Guarantor has received good and valuable consideration for its execution, delivery and performance of this Guarantee; (iv) Guarantor shall not take any action, or fail to take any action, that could reasonably be expected to adversely affect Guarantor’s ability to perform its obligations under this Guarantee; and (v) Guarantor’s execution and delivery of, and its performance and compliance with the terms and provisions of, this Guarantee do not conflict with, result in a material breach or violation of, nor constitute a default under the terms, conditions or provisions of (A) its articles of organization, by-laws or other applicable organizational agreements or governing instruments, (B) any statute, rule or regulation applicable to, or any judgment, order, injunction, decree, regulation or ruling of any court or other governmental authority to which it is subject or by which any of its assets are bound or (C) any agreement or contract to which it is a party or to which it or any of its property or assets are subject.

Each Guarantor shall notify the Company and the Rights Agent as promptly as reasonably practicable in the event any of the following occurs: (a) a Change of Control of Guarantor or Melinta (each, a “Melinta Party”); (b) any Melinta Party files in any court or agency pursuant to any statute or regulation of any applicable jurisdiction, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of such Melinta Party or of such Melinta Party’s assets; (c) a Melinta Party proposes a written agreement of composition or extension of its material debts; (d) a Melinta Party is served with an involuntary petition against it, filed in any insolvency proceeding, and such petition is not dismissed within sixty (60) days after the filing thereof; (e) a Melinta Party is a party to any dissolution or liquidation; (f) a Melinta Party makes an assignment for the benefit of its creditors; or (g) any other event occurs that could reasonably be expected to adversely affect Melinta’s ability to perform its obligations under the Agreement.

Notice to the Guarantors shall be given (i) prior to the closing of the Merger, pursuant to the provisions of Section 9.9 of the Merger Agreement, and (ii) thereafter, pursuant to the provisions of Section 7.1 of the CVR Agreement.

This Guarantee shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Nothing in this Guarantee, express or implied, is intended to or shall confer on any Person (other than the parties hereto and the Rights Agent acting on behalf of the Holders (as defined in the CVR Agreement)) any right, benefit or remedy of any nature whatsoever under or by reason of this Guarantee.

In the event of any dispute under this Guarantee, whether as to validity, construction, enforceability or performance of this Guarantee or any of its provisions or otherwise, such dispute shall be resolved in accordance with (i) prior to the closing of the Merger, the provisions of Article IX of the Merger Agreement, and (ii) thereafter, the provisions of Article 6 and Article 7 of the CVR Agreement, in each case which provisions shall be deemed to be incorporated herein by reference.

[Signature Page Follows]

IN WITNESS WHEREOF, the foregoing Guarantee has been executed this 4th day of June, 2020.

DEERFIELD PRIVATE DESIGN FUND III, L.P. By: Deerfield Mgmt III, L.P., General Partner By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ David J. Clark
Name: David J. Clark
Title: Authorized Signatory Percentage Ownership: 23.25%

DEERFIELD PRIVATE DESIGN FUND IV, L.P. By: Deerfield Mgmt IV, L.P., General Partner By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ David J. Clark
Name: David J. Clark
Title: Authorized Signatory Percentage Ownership: 76.75%